FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of December 2010
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors: M A Ramphele (Chair), N J Holland
†
** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah
#
, C A Carolus,
R Dañino*, A R Hill , R P Menell, D N Murray, D M J Ncube, R L Pennant-Rea
†
, C I von Christierson, G M Wilson
†
British, Canadian,
#
Ghanaian, *Peruvian, ** Executive Director
Corporate Secretary : C Farrel
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196
Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel        +27 11 562-9700
Fax       +27 11 562-9838
www.goldfields.co.za
Enquiries
Investor Enquiries
Willie Jacobsz
Tel      +508 839-1188
Mobil  +857 241-7127
email   Willie.Jacobsz@gfexpl.com
Nikki Catrakilis-Wagner
Tel       +27 11 562-9706
Mobil    +27 (0) 83 309-6720
email     Nikki.Catrakilis-Wagner@
             goldfields.co.za
Media Enquiries
Sven Lunsche
Tel        +27 11 562-9763
Mobile   +27 (0) 83 260 9279
email     Sven.Lunsche@goldfields.co.za
MEDIA RELEASE
GOLD FIELDS SPONSOR UNIVERSITY OF
JOHANNESBURG MINING ENGINEERING
Johannesburg, 1 December 2010: Gold Fields Limited (Gold
Fields) (JSE, NYSE, NASDAQ Dubai: GFI) yesterday announced
an R8 million, three-year investment in the mining engineering faculty of the University of Johannesburg.
The sponsorship aims to forge an alliance between Gold Fields and the university to promote the study of mining engineering and technology, core skills required to sustain not only the company itself but the local mining industry as a collective.
The announcement comes amid a renewed sense of urgency
amongst industry and government to address the lack of high level, scarce skills in the country. The slow supply of graduates is compounded by the departure of established mining engineers and senior technical staff due to emigration and retirement.
Nick Holland, Chief Executive Officer of Gold Fields, said: “The industry is currently facing a skills gap crisis. The partnership with the University of Johannesburg will help ensure that we create a pipeline of qualified graduates who can benefit Gold Fields and the industry in general.”
Professor Ihron Rensburg, Vice-Chancellor of the University of
Johannesburg added: “This partnership provides a meaningful
learning experience to the nation’s brightest young minds. It is encouraging to see Gold Fields forge partnerships that contribute to the development of the industry it operates in.”
In terms of the sponsorship agreement, the university will receive a once off capital injection of R2m followed by R2m a year for three years. In return Gold Fields is afforded naming right status for the infrastructure that it sponsors – including a new mining laboratory -
as well as participation in the mining faculty’s advisory committee.
The sponsorship is in addition to a range of other educational initiatives undertaken by Gold Fields. Last year the company spent around R165 million on education in South Africa.
For more information from the University of Johannesburg, contact
Herman Esterhuizen, Coordinator: Media Relations, University of

Johannesburg at tel: +27 11 559-6653 or email:
hermane@uj.ac.za
ends
Notes to editors
About Gold Fields
Gold Fields is one of the world’s largest unhedged producers of gold with attributable production of 3.5 million gold equivalent ounces per annum from nine operating mines in South Africa, Ghana, Australia and Peru. Gold Fields also has an extensive growth pipeline with both greenfields and nearmine exploration projects at various stages of development.
Gold Fields has total attributable gold equivalent Mineral Reserves of 78 million ounces and Mineral Resources of 281 million ounces. Gold Fields is listed on JSE Limited (primary listing), the New York Stock Exchange (NYSE), the NASDAQ
Dubai Limited, the Euronext in Brussels (NYX) and the Swiss Exchange (SIX).
Sponsor: J.P. Morgan Equities Limited

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 1 December 2010
GOLD FIELDS LIMITED
By:
Name:  Mr W J Jacobsz
Title:    Senior Vice President: Investor
           Relations and Corporate Affairs